Free Writing Prospectus
Filed pursuant to Rule 433
Dated June 13, 2006
Registration No. 333-134627
May 31, 2006
Dear Ryder 401(k) Plan Participant:
     We have identified an administrative issue involving the accounts of certain participants in Ryder’s 401(k) Savings Plan. Certain shares of our common stock sold to employees through the 401(k) Plan were not properly registered with the Securities and Exchange Commission. While this issue is technical in nature, nevertheless, the Company is proactively addressing this situation so that you are not negatively impacted.
     You are receiving this letter and the accompanying material because you purchased Ryder stock through our 401(k) Plan during the last twelve months. If you not only purchased, but also sold Ryder stock through the 401(k) Plan during that time period and suffered a loss, we are offering to credit your 401(k) account with the amount of the loss plus interest. In addition, if you still hold shares of Ryder stock in your
401(k) account that you purchased during the last twelve months, we are offering to buy those shares back from you at the price you originally paid, plus interest. We will not repurchase your shares if the amount you paid is less than the current market value of Ryder stock because that would not be economically beneficial to you.
     The terms of the offer, commonly referred to as a rescission offer, are described in the enclosed prospectus. We encourage you to take time to determine whether accepting this offer is in your best interest. We have enclosed, as a separate handout, a portion of the prospectus entitled “Questions and Answers about the Rescission Offer” which includes more detailed information relating to the offer.
     To accept the offer, you need to complete, sign and return the enclosed Rescission Offer Acceptance Form to us in the pre-addressed envelope provided. The form must be received by us by 5:00 p.m. on Thursday, July 6, 2006. If we have not received the required materials by the deadline, you will be deemed to have rejected the offer.
     If you have additional questions, you should call the Ryder Benefits Service Center at 1-800-373-7300. Representatives are available Monday through Friday between the hours of 8:30 a.m. and 8:00 p.m., Eastern Time to answer any questions you may have regarding the offer and/or your 401(k) Plan account.

Sincerely,

Charles R. Patton
Vice President -- Compensation and Benefits

QUESTIONS AND ANSWERS ABOUT THE RESCISSION OFFER
Why are you making the Rescission Offer?
     Plan participants can purchase Units which include Ryder common stock through the Plan. Although the shares of Ryder common stock included in the Units sold to Plan participants are purchased in the open market by Fidelity Management Trust Company (the “Trustee”), the Trustee of the Plan, we are required to register the sale and issuance of these shares to Plan participants with the Securities and Exchange Commission. We recently discovered that we inadvertently exceeded the number of shares of our common stock registered with the Commission for sale and issuance to participants in the Plan.
     On May 15, 2006, we filed a registration statement on Form S-8 covering the sale and issuance of an additional 2,500,000 shares of our common stock included in Units sold through the Plan. In addition, we are making the Rescission Offer with regard to 243,700 unregistered shares of our common stock included in the Units sold pursuant to the Plan from June 1, 2005 to May 12, 2006. We are making the Rescission Offer to ensure compliance with the Securities Act and to limit any contingent liability we may have as a result of noncompliance with applicable federal registration requirements in connection with the purchase of such shares of our common stock by Plan participants. Members of our Board of Directors did not participate in the Plan and therefore are not eligible to participate in the Rescission Offer. Our current executive officers who purchased Units pursuant to the Plan during the Purchase Period do not intend to participate in the Rescission Offer.
What will I receive if I accept the Rescission Offer?
     The answer to this question depends on whether you still hold the Units purchased pursuant to the Plan during the Purchase Period:
•	If you have sold such Units at a loss, we will pay you an amount equal to the excess of the amount you paid for such Units over the proceeds from the sale of the Units, plus interest at a rate of 11% per year. Interest will be paid on the amount originally paid for the Units during the period from the date of purchase of the Units until the date of the sale of the Units and on the loss realized from the sale of the Units from the date of sale through the date that payment is made by us.

•	If you currently hold such Units, we will repurchase such Units for the amount you paid for such Units, plus interest at a rate of 11% per year, from the date you purchased the Units through the date that payment is made by us. However, we will not repurchase the Units if the amount you paid for the Units, plus interest, is less than the value of the Units as of the Expiration Date, as it is not economically beneficial to you.
When and how will I receive payment for my Units if I properly accept the Rescission Offer?
     If we receive a properly completed Rescission Offer Acceptance Form from you on or before the Expiration Date and we determine that you are eligible to accept the Rescission Offer, we expect that any proceeds to which you are entitled will be credited to your Plan account on or before July 14, 2006.
     If you still have a 401(k) Plan account, we will credit all proceeds resulting from acceptance of the Rescission Offer to your Plan account in accordance with your current investment elections for new contributions in the Plan. If you no longer have a 401(k) Plan account, proceeds will be invested in the age-appropriate Fidelity Freedom Fund until you instruct the Trustee to distribute the proceeds to you, or into an individual retirement account or other qualified retirement account in a direct rollover. Payment of proceeds directly to you may result in adverse tax consequences. See “Material U.S. Federal Income Tax Considerations.”

How did you determine the interest rate to use in calculating any amounts owed to me?
     Federal law does not provide a specific interest rate to be used in the Rescission Offer. Approximately sixty-five percent (65%) of the persons that may be eligible to accept the Rescission Offer reside in ten states. In the absence of a required federal rate of interest and based on the large concentration of offerees residing in these ten states, we used an interest rate of 11% which is the highest of the statutory interest rates mandated by these ten states as of the date of this prospectus. The states and the relevant statutory interest rates are as follows: California (10%), Florida (9%), Georgia (11%), Indiana (8%), Michigan (5.221%), New York (9%), Ohio (6%), Pennsylvania (6%), Tennessee (10%) and Texas (8%).
What effect do dividends paid on Ryder common stock during the Purchase Period have on the value of my Units?
     Cash dividends paid by us with respect to shares of common stock included in the Units purchased through the Plan during the Purchase Period are credited to the Ryder Stock Fund and result in an equivalent increase in the value of the Unit.
     During the Purchase Period, we paid a cash dividend of $0.18 per share to holders of record of our common stock on February 20, 2006 and cash dividends of $0.16 per share to holders of record of our common stock on each of November 22, 2005, August 23, 2005, and May 20, 2005. We will pay a cash dividend of $0.18 per share on June 16, 2006 to shareholders of record on May 22, 2006. The amount and timing of future dividends are determined by our Board of Directors based on business considerations at the time.
Does it matter whether I purchased the Units through salary deferrals, rollover contributions, loan repayments, company contributions or fund exchanges?
     No. All purchases of Units made pursuant to the Plan during the Purchase Period will be considered when determining whether you are eligible to accept the Rescission Offer.
Am I required to accept the Rescission Offer?
     No. You are not required to accept the Rescission Offer. Your decision to accept or reject the Rescission Offer is completely voluntary and should be based on your assessment as to whether or not it would be economically beneficial to you. Acceptance or rejection of the Rescission Offer will not have any bearing or effect on your employment with Ryder.
What considerations should I take into account in deciding whether to accept the Rescission Offer?
     The answer to this question depends on whether you still hold the Units purchased pursuant to the Plan during the Purchase Period.
     If you sold the Units, you should determine whether any of the Units were sold for less than the amount you paid for them. You may retrieve detailed information regarding your transactions in the Ryder Stock Fund during the Purchase Period as follows: go to www.netbenefits.com, go to the Saving and Retirement page, click on ‘History’ and then click on ‘Transaction History’ which allows you to enter a Custom Date Range to retrieve account activity during the Purchase Period. You can also call the Ryder Benefits Service Center directly at 1-800-373-7300, Monday through Friday between the hours of 8:30 a.m. and 8:00 p.m. (Eastern Time) to obtain account information.
     For purposes of determining whether there was a gain or loss, Units are deemed sold in the order in which they are purchased. You are not entitled to accept the Rescission Offer with respect to any Units you sold at a price equal to or greater than the price you paid for them. If any of the Units you purchased during the Purchase Period were sold at a loss, it is likely that acceptance of the Rescission Offer is economically beneficial to you. If you are not sure whether the Units were sold at a loss, you may accept the Rescission Offer by returning the Rescission Offer Acceptance Form and, if based on the terms of the Rescission Offer you are entitled to any payment, we will credit any amounts owed to you to your Plan account as described in this prospectus.
     If you currently hold Units purchased during the Purchase Period, acceptance of the Rescission Offer is not economically beneficial to you unless the value of the Units, as of the Expiration Date, is less than the amount you paid for such Units, plus interest. Our records indicate that the Units subject to the Rescission Offer were purchased at prices ranging from $11.63 per Unit to $20.33 per Unit. The value of a Unit as of May 30, 2006 was $19.50.
     In order to ensure smooth processing of the Rescission Offer, if you accept the Rescission Offer and as of the Expiration Date you hold Units in the Ryder Stock Fund, all transactions relating to the Ryder Stock Fund in your Plan account, other than contributions from salary deferrals and loan repayments, will be temporarily suspended whether or not we repurchase your Units. This temporary suspension is called a “blackout period.” As a result, if you accept the Rescission Offer you will be subject to the risk that due to events in the securities markets, the value of your Plan account could significantly decline during this period and you would not be able to transfer funds in and out of the Ryder Stock Fund to avert this result.
What is the effect of the Rescission Offer on my ability to assert claims?
     The rights remaining to the recipients of a rescission offer are not clearly delineated under the federal or certain state securities laws. The staff of the Securities and Exchange Commission takes the position that a person’s federal right of rescission may survive a rescission offer. For a more detailed description of the effect of the Rescission Offer on any applicable federal securities law claims, see “Risk Factors—The Rescission Offer may not bar claims relating to our non-compliance with securities laws and we may continue to be contingently liable for rescission or damages in an indeterminate amount” and “Risk Factors—Your right of rescission under federal and state law may not survive if you affirmatively reject or fail to accept the Rescission Offer.”
May I accept the Rescission Offer in part?
     No. If you accept the Rescission Offer, then you must accept it for all Units that were purchased during the Purchase Period that you still hold, as well as all Units that you purchased during the Purchase Period that were sold at a loss. As described above, however, if you accept the Rescission Offer, we will only repurchase those Units that, as of the Expiration Date, have a value less than the price you paid for the Units, plus interest.
     If you do not accept the Rescission Offer in full, you will retain ownership of the Units and will not receive any payment for the Units subject to the Rescission Offer.
What will happen if I elect to accept the Rescission Offer for Units purchased during the Purchase Period that I currently hold in my account but the amount I would receive for the Units is less than the current value of the Units?
     If you submit a Rescission Offer Acceptance Form, we will not repurchase those Units for which the price per Unit that you paid, plus interest, is less than the value of a Unit as of the Expiration Date. The Units will remain in your Plan account, and except as set forth below, the Rescission Offer will not affect your ability to sell such Units.
     YOUR ACCEPTANCE OF THE RESCISSION OFFER, WHETHER OR NOT YOUR UNITS ARE ACTUALLY REPURCHASED BY US, WILL CAUSE YOUR PLAN ACCOUNT TO BE SUBJECT TO THE BLACKOUT PERIOD IMPOSED ON THE ACCOUNTS OF ALL PARTICIPANTS WHO ACCEPT THE RESCISSION OFFER WHILE WE DETERMINE WHETHER YOU ARE ELIGIBLE TO RECEIVE A PAYMENT UNDER THE TERMS OF THE RESCISSION OFFER. FOR MORE INFORMATION ABOUT THE BLACKOUT PERIOD, SEE THE CAPTION TITLED “NOTICE OF BLACKOUT PERIOD.”

When does the Rescission Offer expire?
     The Rescission Offer expires at 5:00 p.m., Eastern Time, on July 6, 2006.
What do I need to do now to accept the Rescission Offer?
     In order to accept the Rescission Offer, you must complete, sign and date the accompanying Rescission Offer Acceptance Form, included as Appendix A, and return it in the enclosed pre-addressed envelope to the following address on or before 5:00 p.m., Eastern Time, on July 6, 2006:
Ryder System, Inc. Rescission Offer
P.O. Box 1245
Westboro, MA 01581
     The Company recommends that you send the Rescission Offer Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by the Expiration Date.
     WE MUST RECEIVE YOUR PROPERLY COMPLETED RESCISSION OFFER ACCEPTANCE FORM ON OR BEFORE THE EXPIRATION DATE. OTHERWISE, YOU WILL BE DEEMED TO HAVE REJECTED THE RESCISSION OFFER. WE WILL, IN OUR SOLE DISCRETION, DETERMINE WHETHER YOUR RESCISSION OFFER ACCEPTANCE FORM HAS BEEN PROPERLY COMPLETED AND WHETHER YOU ARE ELIGIBLE TO ACCEPT THE RESCISSION OFFER.
What do I need to do now to reject the Rescission Offer?
     You do not need to take any action to reject the Rescission Offer.
What happens if I do not return the Rescission Offer Acceptance Form?
     If you do not return the Rescission Offer Acceptance Form on or before the Expiration Date, you will be deemed to have rejected the Rescission Offer.
     If you reject the Rescission Offer, you will not receive any payment with respect to the shares included in the Units subject to the Rescission Offer. In addition, the shares included in the Units that you now own and that are subject to the Rescission Offer, for purposes of applicable federal securities law, will be registered securities as of the date of this prospectus and, unless you are deemed to be an affiliate (as defined in Rule 144 under the Securities Act) of us, such shares will be freely tradeable in the public market as of the Expiration Date.
Can I change my mind after I have mailed my signed Rescission Offer Acceptance Form?
     Yes. You can change your decision about accepting or rejecting the Rescission Offer at any time on or before the Expiration Date.
     If you change your decision and want to reject the Rescission Offer after having submitted the Rescission Offer Acceptance Form, then you may reject the Rescission Offer by sending a notice that includes your name, signature, address, social security number or taxpayer identification number and a clear indication that you are rejecting the Rescission Offer to the attention of:
Ryder System, Inc. Rescission Offer
P.O. Box 1245
Westboro, MA 01581

     THIS NOTICE OF REJECTION MUST BE RECEIVED AT THE ABOVE ADDRESS ON OR BEFORE THE EXPIRATION DATE. OTHERWISE YOU WILL BE DEEMED TO HAVE ACCEPTED THE RESCISSION OFFER PURSUANT TO YOUR ELECTIONS ON THE ORIGINAL RESCISSION OFFER ACCEPTANCE FORM(S).
Does the Rescission Offer effect any loan repayments I am currently making to the Plan?
     If you have an outstanding loan from the Plan, the amount that you are required to repay will not change as a result of your acceptance or rejection of the Rescission Offer.
If I accept the Rescission Offer, will access to my Plan account be “blacked out” for any period?
     Yes. If you accept the Rescission Offer, then all transactions related to the Ryder Stock Fund in your Plan account, other than contributions from salary deferrals and loan repayments, will be temporarily suspended so that we can determine if you are eligible to accept the Rescission Offer and, if so, credit your Plan account with any amounts due under the Rescission Offer. This temporary suspension is called a “blackout period,” which will begin at 5:00 p.m., Eastern Time, on July 6, 2006, and will end when the proceeds from the Rescission Offer are credited to your Plan account. We currently anticipate the blackout period to end on or before July 14, 2006. You will be notified in the event that the blackout period is extended past such date. The blackout period will not affect transactions related to other investments in your Plan account. You may continue to direct such other investments in the ordinary course.
     You may call the Ryder Benefits Service Center, without charge, for information about the actual end date of the blackout period, at 1-800-373-7300 between the hours of 8:30 a.m. and 8:00 p.m. (Eastern Time), Monday through Friday. For more information about the blackout period, please see the caption titled “NOTICE OF BLACKOUT PERIOD.”
Who can help answer your questions?
     If you have questions regarding the Rescission Offer, you may call the Ryder Benefits Service Center at 1-800-373-7300, Monday through Friday between the hours of 8:30 a.m. and 8:00 p.m. (Eastern Time).

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY WILL ARRANGE TO SEND YOU THE PROSPECTUS OR OTHER DOCUMENTS IF YOU REQUEST IT BY CALLING (305) 500-3726.

RESCISSION OFFER ACCEPTANCE FORM

YOU MAY ELECT TO ACCEPT OR REJECT THE RESCISSION OFFER. IF YOU WISH TO REJECT THE RESCISSION OFFER, DO NOT RETURN THIS FORM. YOU DO NOT NEED TO DO ANYTHING TO REJECT THE RESCISSION OFFER.
IF YOU WISH TO ACCEPT THE RESCISSION OFFER, PLEASE COMPLETE, SIGN AND RETURN THIS FORM AND ENSURE ITS RECEIPT BY 5:00 P.M., EASTERN TIME, ON JULY 6, 2006 (THE “EXPIRATION DATE”), PURSUANT TO THE INSTRUCTIONS BELOW.

Ladies and Gentlemen:
     The undersigned acknowledges receipt of a prospectus dated May 31, 2006 (the “Prospectus”), of Ryder System, Inc. (the “Company”), pursuant to which the Company offers to rescind (the “Rescission Offer”) the purchase of shares of common stock of the Company included in units (the “Units”) in the Ryder System, Inc. Common Stock Fund (the “Ryder Stock Fund”) purchased by the undersigned between June 1, 2005 and May 12, 2006 (the “Purchase Period”). The Ryder Stock Fund is an investment alternative under the Ryder System, Inc. 401(k) Savings Plan (the “401(k) Plan”), and Fidelity Management Trust Company (the “Trustee”) is the Trustee of the 401(k) Plan. A participant’s investment in our common stock through the 401(k) Plan is measured in Units. Each Unit represents shares of common stock of the Company plus a varying amount of short-term liquid investments.
     Effective as of the Expiration Date, the undersigned hereby accepts the Rescission Offer for shares of common stock of the Company included in the Units purchased by the undersigned during the Purchase Period upon the terms and subject to the conditions set forth in the Prospectus. To the extent that the undersigned still holds such Units, the undersigned directs the Trustee to sell the shares included in the Units held in the undersigned’s 401(k) Plan account that are being repurchased effective as of the Expiration Date. The undersigned directs the Trustee to credit all proceeds pursuant to the Rescission Offer to the undersigned’s 401(k) Plan account for investment or distribution in accordance with the terms of the Prospectus. The undersigned acknowledges that he or she will not be eligible to accept the Rescission Offer if, by accepting the Rescission Offer, the undersigned would receive an amount per Unit that is less than the value per Unit on the Expiration Date.
     If the undersigned is a current participant in the 401(k) Plan, the undersigned acknowledges that payments to the undersigned pursuant to the Rescission Offer will be reinvested in accordance with the undersigned’s current investment elections for new contributions in the 401(k) Plan. The undersigned further acknowledges that activity in the undersigned’s 401(k) Plan account related to the Ryder Stock Fund, other than contributions from salary deferrals and loan repayments, will be temporarily suspended during the blackout period that begins at 5:00 p.m., Eastern Time, on July 6, 2006 and ends on the date that the proceeds of the Rescission Offer are credited to the undersigned’s 401(k) Plan account, which we expect to be on or before July 14, 2006. You will be notified in the event that the blackout period is extended past July 14, 2006.
     If the undersigned has previously directed and caused a prior distribution of all of his or her investment in the 401(k) Plan and no longer holds an individual account in the 401(k) Plan, proceeds will be invested in the age-appropriate Fidelity Freedom Fund until the undersigned instructs the Trustee to distribute the proceeds to the undersigned, or into an individual retirement account or other qualified retirement account in a direct rollover.
     The undersigned acknowledges that if payments pursuant to the Rescission Offer are not rolled over into an individual retirement account or a qualified retirement plan, and the undersigned receives a distribution from the 401(k) Plan, such distribution will generally be taxable as ordinary income to the undersigned. The undersigned further acknowledges that an additional ten percent income tax may be imposed on such distribution depending on the undersigned’s age.

Name (please print)	Signature

Street Address	Date:

City, State and Zip Code of Residence	Social Security Number or Taxpayer Identification Number

Telephone Number

INSTRUCTIONS TO RESCISSION OFFER ACCEPTANCE FORM
1. Accepting the Rescission Offer: In order to accept the Rescission Offer, you must:
     A. Sign the Rescission Offer Acceptance Form and complete the name, address, date, and Social Security Number or Taxpayer Identification Number information above; and
     B. Mail or return the Rescission Offer Acceptance Form in the enclosed pre-addressed envelope for receipt before 5:00 p.m., Eastern Time, on July 6, 2006 to:
Ryder System, Inc. Rescission Offer
P.O. Box 1245
Westboro, MA 01581
The Company recommends that you send the Rescission Offer Acceptance Form sufficiently in advance of the Expiration Date to ensure its receipt by the Expiration Date.
     2. Questions: All determinations with respect to the Rescission Offer Acceptance Form and the Rescission Offer (including issues relating to the timeliness or effectiveness of any election) will be made by the Company, which determination shall be final and binding. All questions regarding the Rescission Offer can be directed to the Ryder Benefits Service Center at 1-800-373-7300, Monday through Friday between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time.

NOTICE OF BLACKOUT PERIOD
     This notice is intended to comply with the requirements of Department of Labor Final Regulation Relating to Notice of Blackout Periods to Participants and Beneficiaries, 29 C.F.R. Section 2520, to the extent such requirements apply to the Rescission Offer. Accordingly, this notice is intended to inform affected participants (and beneficiaries) of the Plan of a “blackout period” during which their right to direct or diversify certain investments may be temporarily suspended if they accept the Rescission Offer. Capitalized terms used herein are defined in the accompanying prospectus relating to the Rescission Offer.
     If you accept the Rescission Offer and on the Expiration Date you hold Units in the Ryder Stock Fund in your Plan account, all transactions related to the Ryder Stock Fund in your Plan account, other than contributions from salary deferrals and loan repayments, will be temporarily suspended. The temporary suspension is called a “blackout period.” The blackout period will begin at 5:00 p.m., Eastern Time, on July 6, 2006 and will end on the date that the proceeds for the Rescission Offer are credited to your Plan account, which we expect to be on or before July 14, 2006. You will be notified in the event that the blackout period is extended past July 14, 2006.
     The blackout period is required to ensure smooth processing of the Rescission Offer. During the blackout period, the Trustee will not permit any transactions related to the Ryder Stock Fund in your Plan account. This means:
•	certain requests for loans and distributions (including hardship distributions) will be delayed until after the blackout period ends; and

•	requests to sell or exchange Units made during the blackout period will need to be remade following the blackout period.
     It is very important that you review and consider the appropriateness of your current investments in light of your inability to sell Units during the blackout period. You should also consider making any changes you feel appropriate to your automatic contributions from salary deferrals or loan repayments in advance of the blackout period as you will not be permitted to sell or exchange Units purchased through such salary deferrals or loan repayments during the blackout period. For your long term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all our assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Our common stock may have a wide price swing during the blackout period resulting in a large loss, and you will not be able to direct the sale of Units from your Plan account during the blackout period.
     If you have any questions concerning this notice or the blackout period, including whether the blackout period has ended, you should contact the Ryder Benefits Service Center at 1-800-373-7300. Whether or not you are planning retirement in the near future, we encourage you to consider how this blackout period may affect your retirement planning, as well as your overall financial plan.
     For additional information and limitations on Plan investments and how to direct investment of your Plan account, see the Plan Summary Plan Description. To obtain a copy of the Plan Summary Plan Description, contact our Ryder Benefits Service Center at 1-800-373-7300.